RETAIL OPPORTUNITY INVESTMENTS CORP.

May 15, 2014

VIA EDGAR AND FEDEX

Ms. Kristi Marrone
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retail Opportunity Investments Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-33749

Retail Opportunity Investments Partnership, LP
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 333-189057-01

Dear Ms. Marrone:

On behalf of Retail Opportunity Investments Corp. and Retail Opportunity Investments Partnership, LP (together, the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), received by letter dated May 8, 2014 (the "May 8 Letter"), with respect to the Company's Form 10-K for the year ended December 31, 2013 (the "Form 10-K").

For the Staff's convenience, the responses to the Staff's comments are set out in the order in which the comments were set out in the May 8 Letter and are numbered accordingly. The text of the Staff's comments is set forth below in bold followed in each case by the response.

Form 10-K for the year ended December 31, 2013 filed February 25, 2014

Item 2. Properties, page 22

1.
We note your lease expiration table disclosed on page 24. In future Exchange Act periodic reports, please provide disclosure regarding your lease expirations for the next ten years. Please refer to Item 15(f) of Form S-11 for guidance.

In response to the Staff's comment, in future filings, the Company will expand its disclosure regarding lease expirations to include the next ten years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

2.
We note your disclosure on page 30 regarding your leasing activity. In future Exchange Act periodic filings, please revise to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. Additionally, please revise your disclosure regarding tenant improvement costs and leasing commissions to provide a discussion of such data for both new leases and renewals on a per square foot basis.

In response to the Staff's comment, in future Annual Reports on Form 10-K, the Company will provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases.  In addition, in both Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company will expand its disclosure regarding tenant improvements and leasing commissions to include discussion of such data for both new leases and renewals on a per square foot basis.

Property Operating Income, page 31

3.
We note that you have presented property operating income on a same-store basis, reconciled to "same-store operating income per GAAP." Please note that "same-store operating income" is also a non-GAAP measure. In future filings, to the extent that you present "same-store property operating income," please reconcile to the most directly comparable GAAP financial measure in accordance with Item 10(e) of Regulation S-K.

In response to the Staff's comment, in future filings, the Company will revise the tabular disclosure format wherein "Operating income per GAAP" is reconciled to "Property operating income."  Total "Property operating income" will then be further segregated between "Same-Store" and "Non Same- Store" columns as illustrated in the example below:

The table below provides a reconciliation of consolidated operating income, in accordance with GAAP, to consolidated property operating income for the years ended December 31, 2013 and 2012.

		For the Year Ended December 31,
		2013	2012

Operating income per GAAP		$27,775,174	$11,553,788
Plus:	Depreciation and amortization	40,397,895	29,074,709
	General and administrative expenses	10,058,669	12,734,254
	Acquisition transaction costs	1,688,521	1,347,611
	Other expenses	314,833	324,354
Less:	Mortgage interest income	(623,793)	(1,106,089)
Total portfolio property operating income		$79,611,299	$53,928,627

The following comparison for the year ended December 31, 2013 compared to the year ended December 31, 2012, makes reference to the effect of the same-store properties. Same-store properties, which totaled 29 of the Company's 55 properties as of December 31, 2013, represent all operating properties owned by the Company during the entirety of both periods and consolidated into the Company's financial statements during such periods.

The table below provides a reconciliation of consolidated operating income, in accordance with GAAP, to property operating income for the year ended December 31, 2013 related to the 29 same-store properties owned by the Company during the entirety of both the year ended December 31, 2013 and 2012 and consolidated into the Company's financial statements during such periods.

		For the year ended December 31, 2013
		Same-Store	Non Same-Store	Total

Operating income per GAAP		$25,195,308	$2,579,866	$27,775,174
Plus:	Depreciation and amortization	21,515,014	18,882,881	40,397,895
	General and administrative expenses(1)	—	10,058,669	10,058,669
	Acquisition transaction costs	6,997	1,681,524	1,688,521
	Other expenses(1)	—	314,833	314,833
Less:	Mortgage interest income	—	(623,793)	(623,793)
Property operating income		$46,717,319	$32,893,980	$79,611,299

The table below provides a reconciliation of consolidated operating income, in accordance with GAAP, to property operating income for the year ended December 31, 2012 related to the 29 same-store properties owned by the Company during the entirety of both the year ended December 31, 2013 and 2012 and consolidated into the Company's financial statements during such periods.

		For the year ended December 31, 2012
		Same-Store	Non Same-Store	Total

Operating income (loss) per GAAP		$21,367,666	$(9,813,878)	$11,553,788
Plus:	Depreciation and amortization	24,628,922	4,445,787	29,074,709
	General and administrative expenses(1)	—	12,734,254	12,734,254
	Acquisition transaction costs	57,720	1,289,891	1,347,611
	Other expenses(1)	—	324,354	324,354
Less:	Mortgage interest income	—	(1,106,089)	(1,106,089)
Property operating income		$46,054,308	$7,874,319	$53,928,627
__________________________
1 For illustration purposes, general and administrative expenses and other expenses are included in non same-store because the Company does not allocate these types of expenses between same-store and non same-store.

During the year ended December 31, 2013, the Company generated property operating income of approximately $79.6 million compared to property operating income of $53.9 million generated during the year ended December 31, 2012.  Property operating income increased by $25.7 million during the year ended December 31, 2013 primarily as a result of an increase in the number of properties owned by the Company in 2013 compared to 2012 and an increase in same-store properties' operating income.  As of December 31, 2013, the Company owned 55 consolidated properties as compared to 44 properties at December 31, 2012. The newly acquired properties increased property operating income in 2013 by approximately $25.0 million.  The 29 same-store properties increased property operating income by approximately $663,000.

4.	Please expand your disclosure to describe how you define "same-store property" and what is meant by "owned by the Company in the same manner during the entirety of both periods."

In response to the Staff's comment, in future filings, the Company will clarify the definition of "same-store property" to mean all of the Company's consolidated properties that have been owned for the entirety of both periods presented.  The Company may also elect to exclude selected properties from the same-store presentation if the Company determines that exclusion is appropriate based on specific property related circumstances.  Examples include properties undergoing major redevelopment or expansion activities or suffering casualty events.  If any consolidated property that has been owned for the entirety of both periods presented is excluded, such property will be identified along with the reason for the exclusion.

5.
Please expand your MD&A in future filings to discuss the drivers of changes in your operating results. For example, you disclose that property operating income increased year over year as a result of an increase in the number of properties owned by the company. Consider discussing fluctuations in the specific components of revenue and operating expense, including profit margins. To the extent that same-store property operating income is quantified, please discuss whether year over year variances were due to fluctuations in occupancy, rental rates, operating expenses, etc.

In response to the Staff's comment, in future filings, the Company will expand its MD&A discussion to address drivers of changes in operating results that are in addition to fluctuations caused by increases in the number of properties owned.  This will include taking into consideration meaningful same-store fluctuations caused by occupancy changes, rental rates and operating expenses that are relevant for the periods being reported.

Note 2. Real Estate Investments, page 70

Unconsolidated Joint Ventures, page 72

6.
Please tell us how you determined to record a gain on consolidation of Terranomics Crossroads Associates, LP in the amount of $20.4 million. Refer to the appropriate accounting literature in your response.

On September 27, 2013, the Company acquired the remaining 51% of the partnership interests in the Terranomics Crossroads Associates, LP ("Crossroads") from its joint venture partner.  The purchase of the remaining interest was funded through the issuance of 2,639,632 OP Units with a fair value of approximately $36.4 million.  Prior to the acquisition date, the Company accounted for its 49% interest in Crossroads as an equity method investment.

In determining the appropriate accounting for this business combination, the Company considered the following guidance, from Accounting Standards Codification 805, Business Combinations ("ASC 805"):

Business Combinations — Overall

Recognition

805-10-25-10

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.  In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income (e.g., because the investment was classified as available for sale).  If so, the amount that was recognized in other comprehensive income shall be reclassified and included in the calculation of gain or loss as of the acquisition date.

In accordance with the authoritative guidance cited above, as the Company obtained control of the Crossroads joint venture, the Company determined that it should re-measure the fair value of its previously held equity interest. The Company calculated the fair value of its historical ownership interest in the Crossroads joint venture to be $36.0 million with the assistance of a third party valuation firm and based on the $13.79 value per OP Unit issued as of the date it obtained control of Crossroads on September 27, 2013.  The Company then compared the fair value of the equity of $36.0 million to the carrying value of its investment in Crossroads of $15.6 million, which resulted in a gain of $20.4 million. In accordance with the guidance quoted above, the Company included this gain in earnings on the date the acquisition closed.

7.	In addition, please provide more robust disclosure within MD&A explaining how the gain on consolidation was derived, as this amount had a significant impact on your earnings.

The Company believes that in accordance with the above guidance, it has included the required disclosure relating to the how the gain was derived.  In the Annual Report on Form 10-K for the year ended December 31, 2013, the Company disclosed in its main Business section the following under the caption "Investment Strategy—Transactions During 2013—Acquisitions of Property-Owning Entities, " the following:

On September 27, 2013, the Company acquired the remaining 51% of the partnership interests in the Terranomics Crossroads Associates, LP from its joint venture partner.  The purchase of the remaining interest was funded through the issuance of 2,639,632 OP Units with a fair value of approximately $36.4 million and the assumption of a $49.6 million mortgage loan on the property.  Prior to the acquisition date, the Company accounted for its 49% interest in the Terranomics Crossroad Associates, LP as an equity method investment.  The acquisition-date fair value of the previous equity interest was $36.0 million and is included in the measurement of the consideration transferred.  The Company recognized a gain of $20.4 million as a result of remeasuring its prior equity interest in the venture held before the acquisition.  The gain is included in the line item Gain on consolidation of joint venture in the consolidated income statement.  The primary asset of Terranomics Crossroads Associates is Crossroads Shopping Center located in Bellevue, Washington, within the Seattle metropolitan area.  Crossroads Shopping Center is approximately 464,000 square feet and is anchored by Kroger (QFC) Supermarket, Sports Authority and Bed Bath and Beyond.

In future filings that cover the period in which the Crossroads transaction was completed, the Company will add this disclosure to the MD&A and supplement such disclosure with a discussion of the applicable accounting literature.

*           *           *           *           *

In regards to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact the undersigned at (858) 255-4925 (telephone) or Jay Bernstein or Jacob Farquharson of Clifford Chance US LLP, counsel to the Company, at (212) 878-8527 (telephone) or (212) 878-3302 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours, /s/ Michael B. Haines Michael B. Haines Chief Financial Officer

cc:

Isaac Esquivel
Coy Garrison
Stacie Gorman
Stuart A. Tanz
Jay L. Bernstein, Esq.
Jacob Farquharson, Esq.